Dreyfus Cash Management Plus, Inc

                            Registration No. 811-5295

                                  Sub-Item 77M (1)


During the fiscal semi-annual period ended July 31, 2007, Dreyfus Cash Management Plus, (the "Acquiring Fund") acquired the assets of Valiant General Money Market Portfolio (the "Acquired Fund"), pursuant to a purchase-in-kind transaction as described below.

On, May 22, 2007, the Acquiring Fund's Board of Directors, unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the Acquired Fund's assets pursuant to a purchase-in-kind transaction to the Acquiring Fund, in exchange for value equivalent shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities. The vote of the Acquiring Fund's shareholders was not solicited since their approval or consent was not necessary for the transaction.

At a meeting held on March 29, 2007, the Board of Directors of the Acquired Fund voted to approve the purchase-in-kind transaction.

After the close of business on June 29, 2007, the said purchase-in-kind transaction was consummated and the shares of the Acquiring Fund received by the Acquired Fund's shareholders were distributed to the Acquired Fund's shareholders in liquidation of the Acquired Fund. A form N-8F will be filed with the SEC to de-register the Acquired Fund.